2021 INTERIM REPORT Baozun Inc. ሦሺ䴫୶ᴹ䲀ޜ ਨ * (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Stock Code : 9991 * For identification purposes only Exhibit 99.1

1 Interim Report 2021 BAOZUN INC. INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2021 EXPLANATORY NOTES Baozun Inc . ( “ Baozun ” , “ we ” , “ our ” , or “ us ” ) prepared this interim report for the first six months of its fiscal year ending December 31 , 2021 (the “ Interim Report ” ) pursuant to Rule 13 . 48 (1) of the Hong Kong Listing Rules . As an issuer listed on the Hong Kong Stock Exchange under Chapter 19 C of the Hong Kong Listing Rules, we are exempted from the contents requirements in respect of interim reports under Appendix 16 of the Hong Kong Listing Rules . For more information about our business and related risks, please refer to our annual report for the fiscal year ended December 31 , 2020 (the “ Annual Report ” ) published on the website of the Hong Kong Stock Exchange on April 13 , 2021 . Please note that the information contained in the Annual Report is up to date as of the date of the Annual Report, and we do not undertake any obligation to update the Annual Report, except as required under applicable law and listing rules . Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Annual Report .

2 BAOZUN INC. Interim Report 2021 INFORMATION ABOUT OUR WEIGHTED VOTING RIGHTS WEIGHTED VOTING RIGHT STRUCTURE Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares . Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at the Company ’ s general meetings, except as may otherwise be required by law or provided for in our memorandum and articles of association . Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure . Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN . Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof . Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 13 , 300 , 738 Class A ordinary shares, representing approximately 6 . 0 % of the total number of issued and outstanding Class A ordinary shares or 5 . 7 % of the enlarged issued and outstanding shares of the Company (without taking into account any the shares to be issued pursuant to the 2014 Share Incentive Plan and the 2015 Share Incentive Plan, including pursuant to the exercise of options or the vesting of RSUs or other awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs that we may make) as of June 30 , 2021 . WVR BENEFICIARY As of June 30 , 2021 , the weighted voting rights ( “ WVR ” ) beneficiaries are Mr . Vincent Wenbin Qiu, our co - founder, chairman and chief executive officer and Mr . Junhua Wu, our co - founder, director and chief growth officer . Mr . Qiu is interested in and controls, through Jesvinco Holdings Limited, a company wholly owned by Mr . Qiu, 10 Class A ordinary shares and 9 , 410 , 369 Class B ordinary shares . Mr . Qiu also beneficially owns 363 , 000 Class A ordinary shares, and 450 , 054 Class A ordinary shares, comprising Class A ordinary shares underlying restricted share units vested or to be vested within 60 days of June 30 , 2021 held by Mr . Qiu . As of June 30 , 2021 , Mr . Qiu has not exercised his right to acquire such Class A ordinary shares . As of June 30 , 2021 , without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, Mr . Qiu controlled 26 . 7 % of the aggregate voting power of our Company . Mr . Wu is interested in and controls, through Casvendino Holdings Limited, a company wholly owned by Mr . Wu, 3 , 890 , 369 Class B ordinary shares and 2 , 178 , 346 Class A ordinary shares, comprising Class A ordinary shares issuable upon exercise of options and Class A ordinary shares underlying restricted share units vested or to be vested within 60 days of June 30 , 2021 held by Mr . Wu . As of June 30 , 2021 , Mr . Wu has not exercised his right to acquire such Class A ordinary shares . As of June 30 , 2021 , without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, Mr . Wu controlled 11 . 0 % of the aggregate voting power of our Company . The Company ’ s WVR structure enables the WVR beneficiaries to exercise voting control over the Company notwithstanding that the WVR beneficiaries do not hold a majority economic interest in the share capital of the Company . This will enable the Company to benefit from the continuing vision and leadership of the WVR beneficiaries who will control the Company with a view to its long - term prospects and strategy prospective investors are advised to be aware of the potential risks of investing in companies with weighed voting rights structures, in particular that interests of the WVR beneficiaries may not necessarily always be aligned with those of our shareholders as a whole, and that the WVR beneficiaries will be in a position to exert significant influence over the affairs of our Company and the outcome of shareholders ’ resolutions, irrespective of how other shareholders vote . Prospective investors should make the decision to invest in the Company only after due and careful consideration . Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in the our articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares .

3 BAOZUN INC. Interim Report 2021 FINANCIAL HIGHLIGHTS Financial Highlights For The Six Months Ended June 30, 2021 • Total net revenues were RMB4,324.6 million (US$ 1 669.8 million), an increase of 17.7% year - over - year. • Income from operations was RMB 159 . 5 million (US $ 24 . 7 million), compared with RMB 173 . 4 million in the same period of last year . Operating margin was 3 . 7% , compared with 4 . 7 % in the same period of last year . • Non - GAAP income from operations 2 was RMB 237 . 4 million (US $ 36 . 8 million), compared with RMB 223 . 9 million in the same period of last year . Non - GAAP operating margin was 5 . 5% , compared with 6 . 1 % in the same period of last year . • Net income attributable to ordinary shareholders of Baozun Inc . was RMB 81 . 0 million (US $ 12 . 6 million), compared with RMB 122 . 0 million in the same period of last year . • Non - GAAP net income attributable to ordinary shareholders of Baozun Inc . 3 was RMB 212 . 1 million (US $ 32 . 8 million), compared with RMB 172 . 0 million in the same period of last year . • Basic and diluted net income attributable to ordinary shareholders of Baozun Inc . per American Depositary Share ( “ ADS 4 ” ) were RMB 1 . 10 (US $ 0 . 17 ) and RMB 1 . 08 (US $ 0 . 17 ), respectively, compared with RMB 2 . 08 and RMB 2 . 04 , respectively, for the same period of 2020 . • Basic and diluted non - GAAP net income attributable to ordinary shareholders of Baozun Inc . per ADS 5 were RMB 2 . 87 (US $ 0 . 44 ) and RMB 2 . 82 (US $ 0 . 44 ), respectively, compared with RMB 2 . 93 and RMB 2 . 87 , respectively, for the same period of 2020 . 1 This Interim Report contains translations of certain Renminbi (RMB) amounts into U . S . dollars (US $ ) at a specified rate solely for the convenience of the reader . Unless otherwise noted, the translation of RMB into US $ has been made at RMB 6 . 4566 to US $ 1 . 00 , the noon buying rate in effect on June 30 , 2021 as set forth in the H . 10 Statistical Release of the Federal Reserve Board . 2 Non - GAAP income from operations is a non - GAAP financial measure, which is defined as income from operations excluding share - based compensation expenses and amortization of intangible assets resulting from business acquisition. 3 Non - GAAP net income attributable to ordinary shareholders of Baozun Inc . is a non - GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc . excluding share - based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss . 4 Each ADS represents three Class A ordinary shares. 5 Basic and diluted non - GAAP net income attributable to ordinary shareholders of Baozun Inc . per ADS are non - GAAP financial measures, which are defined as non - GAAP net income attributable to ordinary shareholders of Baozun Inc . divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively .

4 Interim Report 2021 BAOZUN INC. FINANCIAL HIGHLIGHTS Operational Highlights For The Six Months Ended June 30, 2021 • Total Gross Merchandise Volume ( “ GMV ” ) 6 was RMB28,968.2 million, an increase of 31.9% year - over - year. • Distribution GMV 7 was RMB2,168.3 million, an increase of 19.1% year - over - year. • Non - distribution GMV 8 was RMB26,799.9 million, an increase of 33.0% year - over - year. • GMV generated from non - TMALL marketplaces and channels accounted for approximately 33.0% of total GMV during the period, compared with 24.2% for the same period of 2020. 6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled. 7 Distribution GMV refers to the GMV under the distribution business model. 8 Non - distribution GMV refers to the GMV under the service fee business model and the consignment business model.

5 Interim Report 2021 BAOZUN INC. FINANCIAL HIGHLIGHTS 2021 Financial Results For The Six Months Ended June 30 , 2021 Total net revenues were RMB 4 , 324 . 6 million (US $ 669 . 8 million), an increase of 17 . 7 % from RMB 3 , 675 . 7 million in the same period of last year . Product sales revenue was RMB 1 , 943 . 9 million (US $ 301 . 1 million), an increase of 19 . 3 % from RMB 1 , 628 . 9 million in the same period of last year . The increase was primarily attributable to the acquisition of new brand partners and the increased popularity of brand partners ’ products, partially offset by slower growth in personal - care products in appliances category . Services revenue was RMB 2 , 380 . 7 million (US $ 368 . 7 million), an increase of 16 . 3 % from RMB 2 , 046 . 8 million in the same period of last year . The increase was primarily attributable to the growth of the Company ’ s consignment model and service fee model, partially offset by decline of sales in sportswear sector as impacted by the Better Cotton Initiative during the period . Total operating expenses were RMB 4 , 165 . 1 million (US $ 645 . 1 million), compared with RMB 3 , 502 . 3 million in the same period of last year . • Cost of products was RMB 1 , 636 . 9 million (US $ 253 . 5 million), compared with RMB 1 , 365 . 9 million in the same period of last year . The increase was primarily due to higher costs associated with an increase in product sales revenue . • Fulfillment expenses were RMB 1 , 068 . 4 million (US $ 165 . 5 million), compared with RMB 988 . 3 million in the same period of last year . The increase was primarily due to an increase in warehouse rental expenses associated with expanded warehouse capacity to address additional growth opportunities, an increase in customer service expenses as the Company establishes its remote service centers, and a rise in fulfillment expenses related to the Company ’ s recent acquired subsidiaries, all of which were partially offset by efficiency improvements . • Sales and marketing expenses were RMB 1 , 118 . 9 million (US $ 173 . 3 million), compared with RMB 888 . 1 million in the same period of last year . The increase was in line with GMV growth and an increase in digital marketing services, which was partially offset by efficiency improvements . • Technology and content expenses were RMB 208 . 4 million (US $ 32 . 3 million) compared with RMB 198 . 1 million in the same period of last year . The increase was mainly due to growth in GMV and the Company ’ s ongoing investment in technological innovation and productization, which was partially offset by the Company ’ s cost control initiatives and efficiency improvements . • General and administrative expenses were RMB 177 . 6 million (US $ 27 . 5 million), compared with RMB 103 . 8 million in the same period of last year . The increase was primarily due to a rise in staff costs for the Company ’ s investment in talent recruitment, especially for its growing omni - channel services, and the modification of compensation packages to retain and attract the best talents in the industry, an increase in professional fees related to the Company ’ s recent M&A activities, an increase in rental expenses for the Company ’ s new headquarters, and bad debt provision for accounts receivable due from one customer, all of which were partially offset by cost control initiatives .

6 Interim Report 2021 BAOZUN INC. FINANCIAL HIGHLIGHTS Income from operations was RMB 159 . 5 million (US $ 24 . 7 million), a decrease of 8 . 0 % compared with RMB 173 . 4 million in the same period of last year . Operating margin was 3 . 7% , compared with 4 . 7 % in the same period of last year . Non - GAAP income from operations was RMB 237 . 4 million (US $ 36 . 8 million), an increase of 6 . 0 % compared with RMB 223 . 9 million in the same period of last year . Non - GAAP operating margin was 5 . 5% , compared with 6 . 1 % in the same period of last year . Net income attributable to ordinary shareholders of Baozun Inc . was RMB 81 . 0 million (US $ 12 . 6 million), a decrease of 33 . 6 % compared with RMB 122 . 0 million in the same period of last year . Basic and diluted net income attributable to ordinary shareholders of Baozun Inc . per ADS were RMB 1 . 10 (US $ 0 . 17 ) and RMB 1 . 08 (US $ 0 . 17 ), respectively, compared with RMB 2 . 08 and RMB 2 . 04 , respectively, in the same period of 2020 . Non - GAAP net income attributable to ordinary shareholders of Baozun Inc . was RMB 212 . 1 million (US $ 32 . 8 million), an increase of 23 . 3 % compared with RMB 172 . 0 million in the same period of last year . Basic and diluted non - GAAP net income attributable to ordinary shareholders of Baozun Inc . per ADS were RMB 2 . 87 (US $ 0 . 44 ) and RMB 2 . 82 (US $ 0 . 44 ), respectively, compared with RMB 2 . 93 and RMB 2 . 87 , respectively, in the same period of 2020 . As of June 30 , 2021 , the Company had RMB 4 , 534 . 2 million (US $ 702 . 3 million) in cash, cash equivalents, restricted cash and short - term investments, compared with RMB 5 , 179 . 9 million as of December 31 , 2020 . Share Repurchase Program Updates On May 18 , 2021 , the Company ’ s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US $ 125 million worth of its outstanding (i) American depositary shares ( “ ADSs ” ), each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from May 18 , 2021 . As of June 30 , 2021 , the Company had repurchased an aggregate of 344 , 428 ADSs for approximately US $ 12 . 5 million under this program .

7 Interim Report 2021 BAOZUN INC. FINANCIAL HIGHLIGHTS Use of Non - GAAP Financial Measures The Company also uses certain non - GAAP financial measures in evaluating its business . For example, the Company uses non - GAAP income from operations, non - GAAP operating margin, non - GAAP net income, non - GAAP net margin, non - GAAP net income attributable to ordinary shareholders of Baozun Inc . and non - GAAP net income attributable to ordinary shareholders of Baozun Inc . per ADS, as supplemental measures to review and assess its financial and operating performance . The presentation of these non - GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U . S . GAAP . Non - GAAP income from operations is income from operations excluding the impact of share - based compensation expenses and amortization of intangible assets resulting from business acquisition . Non - GAAP operating margin is non - GAAP income from operations as a percentage of total net revenues . Non - GAAP net income is net income excluding the impact of share - based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss . Non - GAAP net margin is non - GAAP net income as a percentage of total net revenues . Non - GAAP net income attributable to ordinary shareholders of Baozun Inc . is net income attributable to ordinary shareholders of Baozun Inc . excluding the impact of share - based compensation expenses, amortization of intangible assets resulting from business acquisition, and unrealized investment loss . Non - GAAP net income attributable to ordinary shareholders of Baozun Inc . per ADS is non - GAAP net income attributable to ordinary shareholders of Baozun Inc . divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three . The Company presents the non - GAAP financial measures because they are used by the Company ’ s management to evaluate the Company ’ s financial and operating performance and formulate business plans . Non - GAAP income from operations enables the Company ’ s management to assess the Company ’ s financial and operating results without considering the impact of share - based compensation expenses and amortization of intangible assets resulting from business acquisition . Non - GAAP net income enables the Company ’ s management to assess the Company ’ s financial and operating results without considering the impact of share - based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss . Such items are non - cash expenses that are not directly related to the Company ’ s business operations . Share - based compensation expenses represent non - cash expenses associated with share options and restricted share units the Company grants under the share incentive plans . Amortization of intangible assets resulting from business acquisition represents non - cash expenses associated with intangible assets acquired through one - off business acquisition . Unrealized investment loss represents non - cash expenses associated with the change in fair value of the equity investment . The Company also believes that the use of the non - GAAP measures facilitates investors ’ assessment of the Company ’ s financial and operating performance .

8 Interim Report 2021 BAOZUN INC. FINANCIAL HIGHLIGHTS The non - GAAP financial measures are not defined under U . S . GAAP and are not presented in accordance with U . S . GAAP . The non - GAAP financial measures have limitations as analytical tools . One of the key limitations of using non - GAAP income from operations, non - GAAP net income, non - GAAP net income attributable to ordinary shareholders of Baozun Inc . , and non - GAAP net income attributable to ordinary shareholders of Baozun Inc . per ADS is that they do not reflect all items of income and expense that affect the Company ’ s operations . Share - based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in the Company ’ s business and is not reflected in the presentation of non - GAAP income from operations and non - GAAP net income . Further, the non - GAAP measures may differ from the non - GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company ’ s . In light of the foregoing limitations, the non - GAAP income from operations, non - GAAP operating margin, non - GAAP net income, non - GAAP net margin, non - GAAP net income attributable to ordinary shareholders of Baozun Inc . and non - GAAP net income attributable to ordinary shareholders of Baozun Inc . per ADS for the period should not be considered in isolation from or as an alternative to income from operations, operating margin, net income, net margin, net income attributable to ordinary shareholders of Baozun Inc . and net income attributable to ordinary shareholders of Baozun Inc . per ADS, or other financial measures prepared in accordance with U . S . GAAP . The Company compensates for these limitations by reconciling the non - GAAP financial measures to the nearest U . S . GAAP performance measures, which should be considered when evaluating the Company ’ s performance . For reconciliations of these non - GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “ Reconciliations of GAAP and Non - GAAP Results . ” Safe Harbor Statements This Interim Report contains forward - looking statements . These statements are made under the “ safe harbor ” provisions of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements can be identified by terminology such as “ will, ” “ expects, ” “ anticipates, ” “ future, ” “ intends, ” “ plans, ” “ believes, ” “ estimates, ” “ potential, ” “ continue, ” “ ongoing, ” “ targets, ” “ guidance, ” “ going forward, ” “ outlook ” and similar statements . Statements that are not historical facts are or contain forward - looking statements . Forward - looking statements involve inherent risks and uncertainties . A number of factors could cause actual results to differ materially from those contained in any forward - looking statement, including but not limited to the following : the Company ’ s operations and business prospects ; the Company ’ s business and operating strategies and its ability to implement such strategies ; the Company ’ s ability to develop and manage its operations and business ; competition for, among other things, capital, technology and skilled personnel ; the Company ’ s ability to control costs ; the Company ’ s dividend policy ; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates ; and other risks and uncertainties . Further information regarding these and other risks, uncertainties or factors is included in the Company ’ s filings with the U . S . Securities and Exchange Commission and the Company ’ s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited . All information provided in this Interim Report is as of the date of this Interim Report and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward - looking statement, except as required under the applicable law .

9 Interim Report 2021 BAOZUN INC. FINANCIAL HIGHLIGHTS December 31, 202 0 R M B June 30, 2021 US$ UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS As of June 30, 2021 RMB (In thousands) ASSETS Current assets Cash and cash equivalents 3,579,665 3,391,749 525,315 Restricted cash 151,354 177,549 27,499 Short - term investments 1,448,843 964,864 149,438 Accounts receivable, net 2,188,977 1,994,697 308,939 Inventories, net 1,026,038 991,645 153,586 Advances to suppliers 284,776 238,548 36,946 Prepayments and other current assets 438,212 482,030 74,657 Amounts due from related parties 40,935 47,479 7,354 Total current assets 9,158,80 0 8,288,561 1,283,734 Non - current assets Investments in equity investees 53,342 455,336 70,523 Property and equipment, net 430,089 505,133 78,235 Intangible assets, net 146,373 303,343 46,982 Land use right, net 41,541 41,028 6,354 Operating lease right - of - use assets 524,792 892,987 138,306 Goodwill 13,574 213,426 33,055 Other non - current assets 51,531 93,363 14,461 Deferred tax assets 54,649 51,543 7,983 Total non - current assets 1,315,89 1 2,556,159 395,899 Total assets 10,474,69 1 10,844,720 1,679,633

10 Interim Report 2021 BAOZUN INC. FINANCIAL HIGHLIGHTS December 31, 202 0 R M B As of June 30, 2021 RMB June 30, 2021 US$ UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data) LIABILITIES AND SHAREHOLDERS ’ EQUITY Current liabilities Accounts payable 421,562 515,082 79,776 Notes payable 500,820 535,888 82,998 Income tax payables 72,588 22,802 3,532 Accrued expenses and other current liabilities 991,180 565,521 87,588 Amounts due to related parties 44,997 89,212 13,817 Current operating lease liabilities 165,122 247,160 38,280 Total current liabilities 2,196,26 9 1,975,665 305,991 Non - current liabilities Long - term loan 1,762,847 1,755,164 271,840 Deferred tax liabilities 2,538 35,218 5,455 Long - term operating lease liabilities 370,434 678,601 105,102 Other non - current liabilities – 92,233 14,285 Total non - current liabilities 2,135,81 9 2,561,216 396,682 Total liabilities 4,332,08 8 4,536,881 702,673 Redeemable non - controlling interests 9 , 000 Baozun Inc . shareholders ’ equity : Class A ordinary shares (US $ 0 . 0001 par value ; 470 , 000 , 000 shares authorized, 220 , 505 , 115 and 220 , 770 , 780 shares issued and outstanding as of December 31 , 2020 and June 30 , 2021 , respectively) 137 Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively ) 8 Additiona l paid - i n capita l 5,207,63 1 Treasur y share s – Retaine d earning s 952,00 1 Accumulate d othe r comprehensiv e incom e (48,756) – – 137 21 8 1 5,286,693 818,804 (80,268) (12,432) 1,033,022 159,996 (75,893) (11,754) Total Baozun Inc. shareholders ’ equity 6,111,02 1 6,163,699 954,636 Non - controlling interests 22,58 2 144,140 22,324 Total equity 6,133,60 3 6,307,839 976,960 Total liabilities, redeemable non - controlling interests and equity 10,474,691 10,844,720 1,679,633

In t erim R epo r t 2021 11 BAOZUN INC. FINANCIAL HIGHLIGHTS For the six months ended June 30, 202 0 R M B 2021 RMB US$ UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (In thousands, except for share and per share data and per ADS data) Net revenues Product sales Services 1,628,931 2,046,775 1,943,919 2,380,694 301,075 368,723 Total net revenues 3,675,70 6 4,324,613 669,798 Operating expenses (1) Cost of products (1,365,889) (1,636,918) (253,526) Fulfillment (2) (988,339) (1,068,379) (165,471) Sales and marketing (2) (888,136) (1,118,875) (173,292) Technology and content (198,140) (208,404) (32,278) General and administrative (2) (103,827) (177,585) (27,504) Other operating income, net 42,067 45,093 6,984 Total operating expenses (3,502,264) (4,165,068) (645,087) Income from operations 173,442 159,545 24,711 Other income (expenses) Interest income 19,670 37,125 5,750 Interest expense (36,019) (26,507) (4,105) Unrealized investment loss – (54,605) (8,457) Impairment loss of investments – (3,541) (548) Exchange gain (loss) (4,589) 17,992 2,787 Income before income tax and share of income in equity method investment 152,504 130,009 20,138 Income tax expense (3) (32,517) (47,092) (7,294) Share of income in equity method investment, net of tax of nil 2,741 1,037 161

12 Interim Report 2021 BAOZUN INC. FINANCIAL HIGHLIGHTS For the six months ended June 30, 202 0 R M B 2021 RMB US$ UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (In thousands, except for share and per share data and per ADS data) Net income Net income attributable to non - controlling interests Net loss attributable to redeemable non - controlling interests 122,72 8 (787) 6 9 83,954 (2,933) – 13,005 (454) – Net income attributable to ordinary shareholders of Baozun Inc. 122,010 81,021 12,551 Net income per share attributable to ordinary shareholders of Baozun Inc.: Basic 0.69 Diluted 0.68 Net income per ADS attributable to ordinary shareholders of Baozun Inc.: Basic 2.08 Diluted 2.04 Weighted average shares used in calculating net income per ordinary share Basi c 176,119,87 2 Dilute d 179,464,77 5 Ne t incom e 122,72 8 Other comprehensive income, net of tax of nil: Foreign currency translation adjustment (1,309) 0.37 0.06 0.36 0.06 1.10 0.17 1.08 0.17 221,700,759 221,700,759 225,344,924 225,344,924 83,954 13,005 (27,137) (4,203) Comprehensive income 121,419 56,817 8,802 (1) Share - based compensation expenses are allocated in operating expenses items as follows: For the six months ended June 30, 202 0 R M B 2021 RMB US$ Fulfillment 5,34 4 5,596 867 Sales and marketing 17,32 6 32,688 5,063 Technology and content 7,70 0 15,563 2,410 General and administrative 19,28 7 20,314 3,146 49,65 7 74,161 11,486 (2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.8 million and RMB3.7 million for the six months period ended June 30, 2020 and 2021, respectively. (3) Including income tax benefits of RMB0.2 million and RMB0.9 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the six months period ended June 30, 2020 and 2021, respectively.

In t erim R epo r t 2021 13 BAOZUN INC. FINANCIAL HIGHLIGHTS For the six months ended June 30, 202 0 R M B 2021 RMB US$ Reconciliations of GAAP and Non - GAAP Results (in thousands, except for share and per ADS data) Income from operations Add: Share - based compensation expenses Amortization of intangible assets resulting from business acquisition 173,44 2 49,65 7 78 2 159,545 74,161 3,695 24,711 11,486 572 Non - GAAP income from operations 223,88 1 237,401 36,769 Net Income Add: Share - based compensation expenses Amortization of intangible assets resulting from business acquisition Unrealized investment loss Less: Tax effect of amortization of intangible assets resulting from business acquisition 122,728 49,657 78 2 – (196) 83,954 13,005 74,161 11,486 3,695 572 54,605 8,457 (924) (143) Non - GAAP net income 172,97 1 215,491 33,377 Net income attributable to ordinary shareholders of Baozun Inc. 122,010 Add : Share - base d compensatio n expense s 49,65 7 Amortization of intangible assets resulting from busines s acquisitio n 39 8 Unrealize d investmen t los s – Less: Tax effect of amortization of intangible assets resulting from business acquisition (100) 81,021 12,551 74,161 11,486 3,026 469 54,605 8,457 (757) (117) Non - GAAP net income attributable to ordinary shareholders of Baozun Inc. 171,965 212,056 32,846 Non - GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS: Basic 2.93 2.87 0.44 Diluted 2.87 2.82 0.44 Weighted average shares used in calculating net income per ordinary share Basic 176,119,872 221,700,759 221,700,759 Diluted 179,464,775 225,344,924 225,344,924